Exhibit 99.1

BAYTEX ANNOUNCES 2014 BUDGET TARGETING 6% PRODUCTION GROWTH

CALGARY, ALBERTA (December 13, 2013) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that its Board of Directors has approved a 2014 capital budget of $485 million for exploration and development activities. This capital budget is designed to generate an average production rate of 60,000 to 62,000 boe/d.

Commenting on the 2014 budget, James Bowzer, President and Chief Executive Officer, said: “This budget continues our focus on oil weighted production growth. Based on the mid-point of the production guidance ranges for 2013 and 2014, our 2014 plan reflects a production growth rate of 6% for oil equivalent volumes.”

2014 Capital Budget Highlights

•
Our 2014 capital budget includes the drilling of 201 net wells, of which 156 will target crude oil, three will target natural gas and 42 will be stratigraphic and service wells. Our 2014 stratigraphic and service well program will support multi-lateral drilling programs in future years and further delineate our lands for thermal development.

•	Our 2014 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency.

•	Approximately 70% of our 2014 capital budget will be invested in our heavy oil operations at Peace River and Lloydminster.

◦	At Peace River, our capital budget includes the drilling of 36 horizontal multi-lateral wells and 28 stratigraphic and service wells.

◦	At Lloydminster, we plan to drill 101 development wells (approximately 73% of which will be horizontal) and 14 stratigraphic and service wells.

◦	Expenditures on thermal enhanced oil recovery projects represent approximately 5% of the 2014 capital budget.

•
The balance of our capital program will be directed primarily towards light oil development, with the single largest project being the Bakken/Three Forks in North Dakota. Our 2014 development plan in North Dakota represents approximately 17% of our 2014 capital budget, and will include the drilling of approximately 15 gross (9.6 net) wells.

Baytex expects to finance its 2014 capital budget and dividends with funds from operations and its existing credit capacity. Baytex is well positioned with a strong balance sheet and significant available credit capacity. At the end of the third quarter of 2013, Baytex had $605 million in undrawn credit facilities and no long-term debt maturities until 2021.

Baytex Energy Corp.
Press Release
December 13, 2013

2014 Capital Budget and Wells Drilled by Area

	Amount	Wells Drilled
Operating Area	($ millions)	(net)

Peace River
Conventional	178	36
Stratigraphic and Service	14	28
	10	---
Total Peace River	202	64

Lloydminster
Conventional	133	101
Stratigraphic and Service	5	14
Thermal	10	2
Total Lloydminster	148	117

North Dakota	82	10

Other – oil	35	7
Other – gas	18	3
	53	10

Total Capital / Wells Drilled	485	201

2014 Capital Budget by Expenditure Type

Amount
($ millions)

Development	388
Facilities	50
Thermal	20
Stratigraphic and Service	19
Land and Seismic	8
Total Capital	485

Corporate Taxation

Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year.  Based upon the current forward commodity price outlook, projected production and capital spending and currently enacted tax laws in Canada and the United States, Baytex does not expect to pay cash income taxes in 2014.

Baytex Energy Corp.
Press Release
December 13, 2013

Advisory Regarding Oil and Gas Information and Non-GAAP Financial Measures
Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to barrels of oil equivalent ("BOEs"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this press release we refer to funds from operations, which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non‑cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. Please refer to our most recent management's discussion and analysis of financial condition and results of operations for a reconciliation of funds from operations to cash flow from operating activities.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our exploration and development capital expenditures for 2014; our average production rate for 2013 and 2014; our production growth rate for 2014; our business strategies, plans and objectives; our production mix for 2014; development plans for our properties; our plans for financing our 2014 capital budget and dividends; our bank borrowings and undrawn credit facilities at September 30, 2013; our liquidity and financial capacity; the breakdown of our 2014 capital budget by area and expenditure type; and our estimated cash income taxes in 2014. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive

Baytex Energy Corp.
Press Release
December 13, 2013

programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca